



02006380

SECURITI[illegible] [illegible]SSION
Washington, D.C. 20549

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RECD S.E.C.
APR 15 2002
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48842

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2001** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Claymore Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
250 North Rock Road, Suite 150
(No. and Street)

Wichita	**KS**	**67206-2241**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robin Pinkerton **(316) 651-1224**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

1200 Main Street, Suite 2000	**Kansas City**	**MO**	**64105-2143**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Robin Pinkerton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Claymore Securities, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

DERRIE D. WADE
Notary Public - State of Kansas
My Appt. Expires 7/14/04

Notary Public

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Claymore Securities, Inc.
December 31, 2001
With Report of Independent Auditors

0202-0277150

Claymore Securities, Inc.

Statement of Financial Condition

December 31, 2001

Contents



Ernst & Young LLP
One Kansas City Place
1200 Main Street
Kansas City, Missouri 64105-2143

Phone: (816) 474-5200
www.ey.com

Report of Independent Auditors

The Board of Directors
Claymore Securities, Inc.

We have audited the accompanying statement of financial condition of Claymore Securities, Inc. (formerly known as Ranson & Associates, Inc.) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Claymore Securities, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 8 to the financial statements, accumulated earnings at December 31, 2000 have been restated.

Ernst + Young LLP

February 26, 2002

Claymore Securities, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 653,291
Deposit with clearing organization	100,000
Trade receivables	263,375
Securities owned:	
Marketable at market value (cost $321,038)	322,717
Not readily marketable, at estimated fair value (cost $3,300)	3,300
Property and equipment, net of accumulated depreciation of $34,619	14,015
Prepaid expenses	23,216
Goodwill, net of accumulated amortization of $84,719	165,281
	$1,545,195
Liabilities and stockholders' equity	
Accounts payable	$ 117,039
Accrued liabilities	30,991
	148,030
Stockholders' equity:	
Common stock without par value, $10 stated value, 100,000 authorized shares, 95,500 shares issued; 71,965 shares outstanding in 2001 (of which 23,535 shares were held in the treasury)	955,000
Additional paid-in capital	420,000
Retained earnings	428,006
	1,803,006
Less: treasury stock at cost	405,841
Total stockholders' equity	1,397,165
	$1,545,195

See accompanying notes.

Claymore Securities, Inc.

Notes to Financial Statement

December 31, 2001

1. Organization and Summary of Significant Accounting Policies

Organization

Claymore Securities, Inc. (the Company) (formerly known as Ranson & Associates, Inc.) acts as sponsor, portfolio supervisor, and securities evaluator to various equity and fixed income unit investment trust portfolios and is the successor sponsor, portfolio supervisor, and securities evaluator for unit investment trusts, formerly sponsored by Ranson & Associates, Inc. and Everen Securities, Inc. Net assets of these trusts approximate $1.1 billion. The Company also provides financial advisory and underwriting services to Kansas municipalities.

On October 29, 2001, Claymore Group, LLC purchased all of the outstanding shares of Ranson & Associates, Inc., and the Company was renamed Claymore Securities, Inc.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

In accordance with regulations under the Securities Exchange Act of 1934, the Company is registered as a broker and dealer with the SEC.

The Company is registered with and is a member of the National Association of Securities Dealers, Inc. (NASD). This is a self-regulating body formed by the industry to protect its members and the investing public. The Company is also a member of the Securities Investor Protection Corporation (SIPC), a nonprofit membership corporation that protects customers of broker/dealers registered with the SEC.

Revenue Recognition

Securities transactions are recorded on the settlement date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

1. Organization and Summary of Significant Accounting Policies (continued)

Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at date of purchase to be cash equivalents.

Securities Owned

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period.

Goodwill

In connection with the assignment of the Everen Unit Investment Trusts in November 1996, the Company recorded goodwill in the amount of $250,000. The Company is amortizing the goodwill on a straight-line basis over 15 years.

Income Tax Status

Prior to its acquisition by Claymore Group LLC, the Company was taxed as an S corporation. The Company's S corporation status ceased as a result of the acquisition. However, subsequent to the acquisition, the Company elected to be taxed as a qualified subchapter S subsidiary, as Claymore Group LLC is itself taxed as an S corporation. Thus, throughout 2001, no tax provision is necessary by the individual owners of the S corporations for the preacquisition and postacquisition periods, respectively.

Claymore Securities, Inc.

Notes to Financial Statement (continued)

1. Organization and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets.* Statement No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement No. 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. The Company is required to adopt the provisions of SFAS No. 142 on January 1, 2002. The Company has not yet determined what the effect of adoption will be on the earnings and financial position of the Company.

2. Securities Owned

Marketable securities owned at December 31, 2001 at market values are as follows:

Unit investment trusts managed by the Company, which contain underlying portfolios of:	
Equity securities	$ 56,693
Corporate bonds	33
Municipal bonds	–
U.S. government securities	265,991
	$322,717

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market; (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933; or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

2. Securities Owned (continued)

At December 31, 2001, these securities at estimated fair values consist of the following:

		Exercise Price	Expiration Date	2001
Warrants – NASDAQ	300 shares	$13.00	June 27, 2003	$3,300

3. Employee Benefit Plan

The Company has a 401(k) plan covering substantially all employees. Participants may contribute from 2% to 15% of their compensation on a pretax basis. The Company can contribute a discretionary amount. The Company did not make any contributions in 2001.

4. Net Capital Requirements

The Company is subject to the net capital requirements of the SEC under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital and net capital requirements of $912,283 and $100,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1.

Under the clearing arrangement with the clearing broker, the Company is required to maintain a deposit equal to $100,000.

5. Commitments

The Company leases office space and various types of equipment under noncancelable leases with terms from one to five years, with certain renewal options for like terms.

At December 31, 2001, the Company's future minimum rental commitments based upon the terms under noncancelable leases, which have an initial or remaining term of one year or more, were as follows:

2002	$134,340
2003	55,859
2004	27,243
	$217,442

6. Financial Instruments

All of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, and trade receivables are carried at fair value or contracted amounts which approximate fair value. Similarly, accounts payable and accrued liabilities are carried at the contracted amount which approximates fair value.

7. Related Parties

The Company contracts with a computer consulting company, which was related by common ownership prior to the acquisition described in Note 1, for computer support, troubleshooting, and Internet services. Fees of $62,613 were paid to this company during the year ended December 31, 2001. There were no amounts payable to this company at December 31, 2001.

The Company sells, without recourse, certain receivables to related entities arising from deferred sales charges. These deferred sales charges are related to the sales of unit investment trust portfolios sponsored and supervised by the Company. The aggregate amount of accounts sold for the year ending December 31, 2001 was $321,778.

8. Restatement of Prior Year Financial Statements

In connection with the assignment of the Everen Unit Investment Trusts in November 1996, the Company recorded a noncompete agreement in the amount of $100,000. This agreement had a term of five years and expired in November 2001. Prior to 2001, the Company was amortizing the noncompete agreement on a straight-line basis over 15 years. The Company has restated accumulated earnings as of December 31, 2000 to properly reflect the amortization period of the Company's noncompete agreement as five years, the term of the agreement. The restatement resulted in a decrease to beginning accumulated earnings of $54,445.

9. Subsequent Events

In February 2002, the Company executed a line-of-credit agreement with a bank in which the Company can borrow up to $1,500,000. The line bears interest at *The Wall Street Journal* prime rate (4.75% at December 31, 2001) and is due on February 1, 2003. The line is collateralized by securities owned by the Company, as well as any receivables from the clearing broker. As pledged securities are sold by the Company, the sale proceeds will immediately be applied against the line. The agreement contains various covenants pertaining to financial condition.